EXHIBIT 99.1

As previously disclosed, a derivative action was filed by a purported shareholder of the Company against the Company and its board of directors in connection with the Company’s Agreement and Plan of Merger with Meridian Bancorp, Inc.: Drulias v. Abelli, et al., Civil Action No. 2183CV00518, filed in Massachusetts Superior Court, Plymouth County, on June 29, 2021. The Company and Meridian Bancorp Inc. voluntarily made mooting supplemental disclosures relating to the transaction in Form 8-Ks filed on July 27, 2021, following which the plaintiff in the derivative action filed a motion for voluntary dismissal without prejudice to any other shareholder on August 5, 2021 which was endorsed by the Court on August 13, 2021. The dismissal does not affect the rights of any other shareholder. This statement operates as notice of the dismissal to shareholders as required for derivative suits under Massachusetts law.